

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2022

Michael L. Sapir
Chief Executive Officer and Principal of the Sponsor
ProShares Trust II
c/o ProShare Capital Management LLC
7272 Wisconsin Avenue 21st Floor
Bethesda, Maryland 20814

>       **Re:  ProShares Trust II**
>             **Post-Effective Amendment No. 1 to Form S-3**
>             **Filed June 24, 2022**
>             **File No. 333-262730**

Dear Mr. Sapir:

  We have reviewed your post-effective amendment and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-3 filed June 24, 2022

Part One
Offered Series Disclosure
Summary, page 4

1.  Please prominently discuss the impact of current geopolitical events on the market for crude oil, gold and silver, on the futures markets for crude oil, gold and silver and on your Oil and Precious Metals Funds. Your discussion should address volatility in prices and trading volume for crude oil, gold and silver futures and in your shares.  Please place this discussion in context by quantifying, to the extent information is available, the relative contribution of Russia and Ukraine in the global markets for crude oil, silver and gold, prices of crude oil, silver and gold, the price of your shares, the price of any futures

contracts for crude oil, gold or silver, the extent to which these futures markets are experiencing backwardation, and the increased trading volume of crude oil, gold and silver futures and your shares as of the most recent practicable date.  Similarly, please revise your risk factor section, Risks Specific to the Oil and Precious Metals Markets and Funds beginning on page 20, to describe specific risks of current geopolitical events for the crude oil, gold and silver markets and for your Oil and Precious Metals Funds and their investments. Also revise to describe the risks relating to the impact of current events on underlying assumptions and expectations and the potential for resulting volatility and losses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:     Robert Borzone